                          [Clifford Chance Letterhead]

June 14, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:   Patrick Scott, Division of Investment Management

         RE:  THE UNIVERSAL INSTITUTIONAL FUNDS, INC.  PROXY

Dear Mr. Scott:

         Thank you for your telephonic comments on June 1, 2006 regarding the preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the The
Universal Institutional Funds, Inc. (the "Fund") filed with the Securities and
Exchange Commission (the "Commission") on May 22, 2006. The Proxy Statement
relates to the election of Directors of the Fund and changes to certain of the fundamental investment policies of the series of the Fund. Below, we describe the changes made to the Proxy Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Fund has considered the Staff's comments and has authorized us to make on its behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 14, 2006.

                  COMMENTS TO PROXY STATEMENT

COMMENT 1.        REGARDING THE DISCLOSURE IN PROPOSAL 2, PLEASE INCLUDE THE
                  CURRENT FUNDAMENTAL POLICIES AND COMPARE THE CHANGES AGAINST
                  THE PROPOSED NEW POLICIES.

                        Response 1. We have revised the disclosure as requested
                        in Proposal 2.

COMMENT 2.        PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
                  INCLUDING THE "TANDY" PROVISION.

                        Response 2. This response letter addressing the Staff's
                        comments has been filed via EDGAR correspondence,
                        including the "Tandy" provision.

         As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o        the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

o        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz